UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Kosmos Energy Ltd.

(Name of Issuer)
Common Shares, par value $0.01 per share

(Title of Class of Securities)
G5315B107

(CUSIP Number)

September 14, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5315B107	SCHEDULE 13G	Page 2 of 21 Pages

1		NAME OF REPORTING PERSONS DGE Group Series Holdco, LLC, Series II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,390,952
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,390,952
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,390,952
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4% (1)
12		TYPE OF REPORTING PERSON OO

(1) The calculation of this percentage is based on (i) 389,403,309 Common Shares outstanding as of August 1, 2018, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 filed with the Securities and Exchange Commission on August 6, 2018 and (ii) 34,993,584 Common Shares issued to DGE Group Series Holdco, LLC, Series II and DGE Group Series Holdco, LLC, Series III as of September 14, 2018.

CUSIP No. G5315B107	SCHEDULE 13G	Page 3 of 21 Pages

1		NAME OF REPORTING PERSONS DGE Group Series Holdco, LLC, Series III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 24,602,632
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 24,602,632
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,602,632
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%(1)
12		TYPE OF REPORTING PERSON OO

(1) The calculation of this percentage is based on (i) 389,403,309 Common Shares outstanding as of August 1, 2018, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 filed with the Securities and Exchange Commission on August 6, 2018 and (ii) 34,993,584 Common Shares issued to DGE Group Series Holdco, LLC, Series II and DGE Group Series Holdco, LLC, Series III as of September 14, 2018.

CUSIP No. G5315B107	SCHEDULE 13G	Page 4 of 21 Pages

1		NAME OF REPORTING PERSONS DGE Group Series Holdco, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 34,993,584
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 34,993,584
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,993,584
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%(1)
12		TYPE OF REPORTING PERSON OO

(1) The calculation of this percentage is based on (i) 389,403,309 Common Shares outstanding as of August 1, 2018, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 filed with the Securities and Exchange Commission on August 6, 2018 and (ii) 34,993,584 Common Shares issued to DGE Group Series Holdco, LLC, Series II and DGE Group Series Holdco, LLC, Series III as of September 14, 2018.

CUSIP No. G5315B107	SCHEDULE 13G	Page 5 of 21 Pages

1		NAME OF REPORTING PERSONS DGE II New Holdco, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,390,952
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,390,952
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,390,952(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%(2)
12		TYPE OF REPORTING PERSON OO

(1) The reporting person disclaims beneficial ownership with respect to any common shares not owned of record by such reporting person.
(2) The calculation of this percentage is based on (i) 389,403,309 Common Shares outstanding as of August 1, 2018, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 filed with the Securities and Exchange Commission on August 6, 2018 and (ii) 34,993,584 Common Shares issued to DGE Group Series Holdco, LLC, Series II and DGE Group Series Holdco, LLC, Series III as of September 14, 2018.

CUSIP No. G5315B107	SCHEDULE 13G	Page 6 of 21 Pages

1		NAME OF REPORTING PERSONS DGE II New Topco, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,390,952
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,390,952
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,390,952(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%(2)
12		TYPE OF REPORTING PERSON OO
(1) The reporting person disclaims beneficial ownership with respect to any common shares not owned of record by such reporting person.
(2) The calculation of this percentage is based on (i) 389,403,309 Common Shares outstanding as of August 1, 2018, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 filed with the Securities and Exchange Commission on August 6, 2018 and (ii) 34,993,584 Common Shares issued to DGE Group Series Holdco, LLC, Series II and DGE Group Series Holdco, LLC, Series III as of September 14, 2018.

CUSIP No. G5315B107	SCHEDULE 13G	Page 7 of 21 Pages

1		NAME OF REPORTING PERSONS FR DGE II Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,390,952
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,390,952
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,390,952(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%(2)
12		TYPE OF REPORTING PERSON OO
(1) The reporting person disclaims beneficial ownership with respect to any common shares not owned of record by such reporting person.
(2) The calculation of this percentage is based on (i) 389,403,309 Common Shares outstanding as of August 1, 2018, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 filed with the Securities and Exchange Commission on August 6, 2018 and (ii) 34,993,584 Common Shares issued to DGE Group Series Holdco, LLC, Series II and DGE Group Series Holdco, LLC, Series III as of September 14, 2018.

CUSIP No. G5315B107	SCHEDULE 13G	Page 8 of 21 Pages

1		NAME OF REPORTING PERSONS First Reserve GP XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,390,952
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,390,952
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,390,952(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%(2)
12		TYPE OF REPORTING PERSON PN
(1) The reporting person disclaims beneficial ownership with respect to any common shares not owned of record by such reporting person.
(2) The calculation of this percentage is based on (i) 389,403,309 Common Shares outstanding as of August 1, 2018, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 filed with the Securities and Exchange Commission on August 6, 2018 and (ii) 34,993,584 Common Shares issued to DGE Group Series Holdco, LLC, Series II and DGE Group Series Holdco, LLC, Series III as of September 14, 2018.

CUSIP No. G5315B107	SCHEDULE 13G	Page 9 of 21 Pages

1		NAME OF REPORTING PERSONS First Reserve GP XI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,390,952
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,390,952
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,390,952(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%(2)
12		TYPE OF REPORTING PERSON CO
(1) The reporting person disclaims beneficial ownership with respect to any common shares not owned of record by such reporting person.
(2) The calculation of this percentage is based on (i) 389,403,309 Common Shares outstanding as of August 1, 2018, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 filed with the Securities and Exchange Commission on August 6, 2018 and (ii) 34,993,584 Common Shares issued to DGE Group Series Holdco, LLC, Series II and DGE Group Series Holdco, LLC, Series III as of September 14, 2018.

CUSIP No. G5315B107	SCHEDULE 13G	Page 10 of 21 Pages

1		NAME OF REPORTING PERSONS DGE III New Holdco, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 24,602,632
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 24,602,632
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,602,632(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%(2)
12		TYPE OF REPORTING PERSON OO
(1) The reporting person disclaims beneficial ownership with respect to any common shares not owned of record by such reporting person.
(2) The calculation of this percentage is based on (i) 389,403,309 Common Shares outstanding as of August 1, 2018, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 filed with the Securities and Exchange Commission on August 6, 2018 and (ii) 34,993,584 Common Shares issued to DGE Group Series Holdco, LLC, Series II and DGE Group Series Holdco, LLC, Series III as of September 14, 2018.

CUSIP No. G5315B107	SCHEDULE 13G	Page 11 of 21 Pages

1		NAME OF REPORTING PERSONS FR DGE III Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 24,602,632
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 24,602,632
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,602,632(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%(2)
12		TYPE OF REPORTING PERSON OO
(1) The reporting person disclaims beneficial ownership with respect to any common shares not owned of record by such reporting person.
(2) The calculation of this percentage is based on (i) 389,403,309 Common Shares outstanding as of August 1, 2018, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 filed with the Securities and Exchange Commission on August 6, 2018 and (ii) 34,993,584 Common Shares issued to DGE Group Series Holdco, LLC, Series II and DGE Group Series Holdco, LLC, Series III as of September 14, 2018.

CUSIP No. G5315B107	SCHEDULE 13G	Page 12 of 21 Pages

1		NAME OF REPORTING PERSONS First Reserve GP XIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 24,602,632
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 24,602,632
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,602,632(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%(2)
12		TYPE OF REPORTING PERSON PN
(1) The reporting person disclaims beneficial ownership with respect to any common shares not owned of record by such reporting person.
(2) The calculation of this percentage is based on (i) 389,403,309 Common Shares outstanding as of August 1, 2018, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 filed with the Securities and Exchange Commission on August 6, 2018 and (ii) 34,993,584 Common Shares issued to DGE Group Series Holdco, LLC, Series II and DGE Group Series Holdco, LLC, Series III as of September 14, 2018.

CUSIP No. G5315B107	SCHEDULE 13G	Page 13 of 21 Pages

1		NAME OF REPORTING PERSONS First Reserve GP XIII Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 24,602,632
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 24,602,632
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,602,632(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%(2)
12		TYPE OF REPORTING PERSON CO
(1) The reporting person disclaims beneficial ownership with respect to any common shares not owned of record by such reporting person.
(2) The calculation of this percentage is based on (i) 389,403,309 Common Shares outstanding as of August 1, 2018, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 filed with the Securities and Exchange Commission on August 6, 2018 and (ii) 34,993,584 Common Shares issued to DGE Group Series Holdco, LLC, Series II and DGE Group Series Holdco, LLC, Series III as of September 14, 2018.

CUSIP No. G5315B107	SCHEDULE 13G	Page 14 of 21 Pages

1		NAME OF REPORTING PERSONS William E. Macaulay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 34,993,584
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 34,993,584
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,993,584(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%(2)
12		TYPE OF REPORTING PERSON IN
(1) The reporting person disclaims beneficial ownership with respect to any common shares not owned of record by such reporting person.
(2) The calculation of this percentage is based on (i) 389,403,309 Common Shares outstanding as of August 1, 2018, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 filed with the Securities and Exchange Commission on August 6, 2018 and (ii) 34,993,584 Common Shares issued to DGE Group Series Holdco, LLC, Series II and DGE Group Series Holdco, LLC, Series III as of September 14, 2018.

CUSIP No. G5315B107	SCHEDULE 13G	Page 15 of 21 Pages

Item 1.	(a) Name of Issuer

Kosmos Energy Ltd. (the "Company")

Item 1.	(b) Address of Issuer’s Principal Executive Offices

Clarendon House

2 Church Street

Hamilton, Bermuda HM 11

Item 2.	(a) Names of Person Filing

(i) DGE Group Series Holdco, LLC, Series II

(ii) DGE Group Series Holdco, LLC, Series III

(iii) DGE Group Series Holdco, LLC

(iv) DGE II New Holdco, LLC

(v) DGE II New Topco, LLC

(vi) FR DGE II Holdings, LLC

(vii) First Reserve GP XI, L.P.

(viii) First Reserve GP XI, Inc.

(ix) DGE III New Holdco, LLC

(x) FR DGE III Holdings, LLC

(xi) First Reserve GP XIII, L.P.

(xii) First Reserve GP XIII Limited

(xiii) William E. Macaulay

Item 2.	( b) Address of Principal Business Office

290 Harbor Drive, Fifth Floor, Stamford, Connecticut 06902

Item 2.	(c) Citizenship

Each of DGE Group Series Holdco, LLC, Series II, DGE Group Series Holdco, LLC, Series III, DGE Group Series Holdco, LLC, DGE II New Holdco, LLC, DGE II New Topco, LLC, FR DGE II Holdings, LLC, DGE III New Holdco, LLC, FR DGE III Holdings, LLC, First Reserve GP XI, L.P., and First Reserve GP XI, Inc. is organized under the laws of the State of Delaware. Each of First Reserve GP XIII, L.P. and First Reserve GP XIII Limited is organized under the laws of the Cayman Islands. Mr. Macaulay is a U.S. citizen.

Item 2.	(d) Title of Class of Securities

Common Shares, par value $0.01 per share (the “Common Shares”)

Item 2.	(e) CUSIP No.:

G5315B107

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a: Not Applicable

CUSIP No. G5315B107	SCHEDULE 13G	Page 16 of 21 Pages

Item 4. Ownership

(a) Amount beneficially owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the Common Shares listed on such Reporting Person's cover page. DGE Group Series Holdco, LLC, Series II directly holds 10,390,952 Common Shares. DGE Group Series Holdco, LLC, Series III directly holds 24,602,632 Common Shares. Each of DGE Group Series Holdco, LLC, Series II and DGE Group Series Holdco, LLC, Series III are series of DGE Group Series Holdings, LLC, a Delaware Series LLC.

DGE II New Holdco, LLC is the sole member of DGE Group Series Holdco, LLC, Series II. DGE II New Topco, LLC is the sole member of DGE II New Holdco, LLC. FR DGE II Holdings, LLC is the sole member of DGE II New Topco, LLC. First Reserve GP XI, L.P. is the sole manager of FR DGE II Holdings, LLC. First Reserve GP XI, Inc. is the sole general partner of First Reserve GP XI, L.P.

DGE III New Holdco, LLC is the sole member of DGE Group Series Holdco, LLC, Series III. FR DGE III Holdings, LLC is the sole member of DGE III New Holdco, LLC. First Reserve GP XIII, L.P. is the sole manager of FR DGE III Holdings, LLC. First Reserve GP XIII Limited is the sole general partner of First Reserve GP XI, L.P.

William E. Macaulay has the right to appoint a majority of the board of directors of First Reserve GP XI, Inc. and all of the directors of First Reserve GP XIII Limited.

(b) Percent of class:

Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Common Units listed on such Reporting Person's cover page.

(c) Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See each cover page hereof.

(ii) Shared power to vote or to direct the vote:

See each cover page hereof.

(iii) Sole power to dispose or to direct the disposition of:

See each cover page hereof.

(iv) Shared power to dispose or to direct the disposition of:

See each cover page hereof.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G5315B107	SCHEDULE 13G	Page 17 of 21 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2018

DGE GROUP SERIES HOLDCO, LLC, SERIES II By: DGE II New Holdco, LLC, its sole member By: DGE II New Topco, LLC, its sole member

By:	/s/ Thomas E. Young
Thomas E. Young , Vice President - Land and Business Development and Secretary

DGE GROUP SERIES HOLDCO, LLC, SERIES III By: DGE III New Holdco, LLC, its sole member

By:	/s/ Thomas E. Young
Thomas E. Young , Vice President - Land and Business Development and Secretary

DGE GROUP SERIES HOLDCO, LLC By: DGE I New Holdco, L.P., the sole member of DGE Group Series Holdco, LLC, Series I By: DGE I New GPco, LLC, its general partner

By:	/s/ Thomas E. Young
Thomas E. Young , Vice President - Land and Business Development and Secretary
By: DGE II New Holdco, LLC, the sole member of DGE Group Series Holdco, LLC, Series II By: DGE II New Topco, LLC, its sole member

By:	/s/ Thomas E. Young
Thomas E. Young , Vice President - Land and Business Development and Secretary
By: DGE III New Holdco, LLC, the sole member of DGE Group Series Holdco, LLC, Series III

By:	/s/ Thomas E. Young
Thomas E. Young , Vice President - Land and Business Development and Secretary
DGE Group Series Holdco, LLC, Series I By: DGE I New Holdco, L.P., its sole member By: DGE I New GPco, LLC, its general partner

By:	/s/ Thomas E. Young
Thomas E. Young , Vice President - Land and Business Development and Secretary
DGE Group Series Holdco, LLC, Series II By: DGE II New Holdco, LLC, its sole member By: DGE II New Topco, LLC, its sole member

By:	/s/ Thomas E. Young
Thomas E. Young , Vice President - Land and Business Development and Secretary
DGE Group Series Holdco, LLC, Series III By: DGE III New Holdco, LLC its sole member

By:	/s/ Thomas E. Young
Thomas E. Young , Vice President - Land and Business Development and Secretary

DGE II NEW HOLDCO, LLC By: DGE II New Topco, its sole member

By:	/s/ Thomas E. Young
Thomas E. Young, Vice President - Land and Business Development and Secretary

DGE II NEW TOPCO, LLC

By:	/s/ Thomas E. Young
Thomas E. Young, Vice President - Land and Business Development and Secretary

FR DGE II HOLDINGS, LLC By: First Reserve Fund XI, LP, its general partner By: First Reserve GP XI, L.P., its general partner By: First Reserve GP XI, Inc., its general partner

By:	/s/ Neil A. Wizel
Neil A. Wizel, Managing Director

FIRST RESERVE GP XI, L.P. By: First Reserve GP XI, Inc., its general partner

By:	/s/ Neil A. Wizel
Neil A. Wizel, Managing Director

FIRST RESERVE GP XI, INC.

By:	/s/ Neil A. Wizel
Neil A. Wizel, Managing Director

DGE III NEW HOLDCO, LLC

By:	/s/ Thomas E. Young
Thomas E. Young, Vice President - Land and Business Development and Secretary

FR DGE III HOLDINGS, LLC By: First Reserve GP XIII, L.P., its manager By: First Reserve GP XIII Limited, its general partner

By:	/s/ Neil A. Wizel
Neil A. Wizel, Managing Director

FIRST RESERVE GP XIII, L.P. By: First Reserve GP XIII Limited, its general partner

By:	/s/ Neil A. Wizel
Neil A. Wizel, Managing Director

FIRST RESERVE GP XIII LIMITED

By:	/s/ Neil A. Wizel
Neil A. Wizel, Managing Director

WILLIAM E. MACAULAY

By:	/s/ Anne E. Gold
Anne E. Gold, Attorney-in-Fact

CUSIP No. G5315B107	SCHEDULE 13G	Page 18 of 21 Pages

EXHIBIT LIST

Exhibit 1 Joint Filing Agreement, dated September 24, 2018, among the Reporting Persons (filed herewith).

Exhibit 2 Power of Attorney, dated December 8, 2016, granted by William E. Macaulay (filed herewith).

CUSIP No. G5315B107	SCHEDULE 13G	Page 19 of 21 Pages

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act") the undersigned hereby agree to the joint filing of DGE Group Series Holdco, LLC, Series II, DGE Group Series Holdco, LLC, Series III, DGE Group Series Holdco, LLC, DGE II New Holdco, LLC, DGE II New Topco, LLC, FR DGE II Holdings, LLC, First Reserve GP XI, L.P., First Reserve GP XI, Inc., DGE III New Holdco, LLC, FR DGE III Holdings, LLC, First Reserve GP XIII, L.P., First Reserve GP XIII Limited, and William E. Macaulay, on behalf of each of them of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Kosmos Energy Ltd., a tax exempted company incorporated pursuant to the laws of Bermuda, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 24th day of September 2018.

Dated: September 24, 2018

DGE GROUP SERIES HOLDCO, LLC, SERIES II By: DGE II New Holdco, LLC, its sole member By: DGE II New Topco, LLC, its sole member

By:	/s/ Thomas E. Young
Thomas E. Young , Vice President - Land and Business Development and Secretary

DGE GROUP SERIES HOLDCO, LLC, SERIES III By: DGE III New Holdco, LLC, its sole member

By:	/s/ Thomas E. Young
Thomas E. Young , Vice President - Land and Business Development and Secretary

DGE GROUP SERIES HOLDCO, LLC By: DGE I New Holdco, L.P., the sole member of DGE Group Series Holdco, LLC, Series I By: DGE I New GPco, LLC, its general partner

By:	/s/ Thomas E. Young
Thomas E. Young , Vice President - Land and Business Development and Secretary
By: DGE II New Holdco, LLC, the sole member of DGE Group Series Holdco, LLC, Series II By: DGE II New Topco, LLC, its sole member

By:	/s/ Thomas E. Young
Thomas E. Young , Vice President - Land and Business Development and Secretary
By: DGE III New Holdco, LLC, the sole member of DGE Group Series Holdco, LLC, Series III

By:	/s/ Thomas E. Young
Thomas E. Young , Vice President - Land and Business Development and Secretary
DGE Group Series Holdco, LLC, Series I By: DGE I New Holdco, L.P., its sole member By: DGE I New GPco, LLC, its general partner

By:	/s/ Thomas E. Young
Thomas E. Young , Vice President - Land and Business Development and Secretary
DGE Group Series Holdco, LLC, Series II By: DGE II New Holdco, LLC, its sole member By: DGE II New Topco, LLC, its sole member

By:	/s/ Thomas E. Young
Thomas E. Young , Vice President - Land and Business Development and Secretary
DGE Group Series Holdco, LLC, Series III By: DGE III New Holdco, LLC its sole member

By:	/s/ Thomas E. Young
Thomas E. Young , Vice President - Land and Business Development and Secretary

DGE II NEW HOLDCO, LLC By: DGE II New Topco, its sole member

By:	/s/ Thomas E. Young
Thomas E. Young, Vice President - Land and Business Development and Secretary

DGE II NEW TOPCO, LLC

By:	/s/ Thomas E. Young
Thomas E. Young, Vice President - Land and Business Development and Secretary

FR DGE II HOLDINGS, LLC By: First Reserve Fund XI, LP, its general partner By: First Reserve GP XI, L.P., its general partner By: First Reserve GP XI, Inc., its general partner

By:	/s/ Neil A. Wizel
Neil A. Wizel, Managing Director

FIRST RESERVE GP XI, L.P. By: First Reserve GP XI, Inc., its general partner

By:	/s/ Neil A. Wizel
Neil A. Wizel, Managing Director

FIRST RESERVE GP XI, INC.

By:	/s/ Neil A. Wizel
Neil A. Wizel, Managing Director

DGE III NEW HOLDCO, LLC

By:	/s/ Thomas E. Young
Thomas E. Young, Vice President - Land and Business Development and Secretary

FR DGE III HOLDINGS, LLC By: First Reserve GP XIII, L.P., its manager By: First Reserve GP XIII Limited, its general partner

By:	/s/ Neil A. Wizel
Neil A. Wizel, Managing Director

FIRST RESERVE GP XIII, L.P. By: First Reserve GP XIII Limited, its general partner

By:	/s/ Neil A. Wizel
Neil A. Wizel, Managing Director

FIRST RESERVE GP XIII LIMITED

By:	/s/ Neil A. Wizel
Neil A. Wizel, Managing Director

WILLIAM E. MACAULAY

By:	/s/ Anne E. Gold
Anne E. Gold, Attorney-in-Fact

CUSIP No. G5315B107	SCHEDULE 13G	Page 20 of 21 Pages

POWER OF ATTORNEY

(LIMITED)

KNOW ALL MEN BY THESE PRESENTS, that I, WILLIAM E. MACAULAY of the Town/City of GREENWICH, County of FAIRFIELD, State of CONNECTICUT, reposing special trust and confidence in ANNE E. GOLD, of the Town of RYE, County of WESTCHESTER, State of NEW YORK and/or, ROBERT J. GALLAGHER, of the Town of RYE, County of WESTCHESTER, State of NEW YORK, have made, constituted and appointed, and by these presents do make, constitute and appoint each of the said ANNE E. GOLD and/or ROBERT J. GALLAGHER, my true and lawful attorney-in-fact and agent, both FOR ME PERSONALLY and in my name, place and stead, IN MY CAPACITY AS AN OFFICER OR DIRECTOR OF:

FRC FOUNDERS CORPORATION ("FOUNDERS")

FIRST RESERVE CORPORATION, L.L.C. ("FRC")

FIRST RESERVE PARTNERS LIMITED ("FRPL")

FIRST RESERVE MANAGEMENT LIMITED ("FRML")

FIRST RESERVE GP XIII LIMITED ("GP XIII")

FIRST RESERVE GP XII LIMITED ("GP XII")

FIRST RESERVE GP XI, INC. ("GP XI")

FR XI OFFSHORE GP LIMITED ("OFFSHORE XI")

FR HORIZON GP LIMITED ("FR HORIZON")

FIRST RESERVE GP X, INC. ("GP X")

FR X OFFSHORE GP LIMITED ("OFFSHORE X")

FIRST RESERVE ENERGY INFRASTRUCTURE GP LIMITED ("FREI")

FIRST RESERVE ENERGY INFRASTRUCTURE GP II LIMITED ("FREI II")

FIRST RESERVE OLD CLEM GP LIMITED ("CLEM")

FIRST RESERVE OLD CLEM GP II LIMITED ("CLEM II")

FR DGE III ALTERNATIVE B GP, LTD. ("DGE III")

FIRST RESERVE UPSTREAM ANNEX GP, INC. ("ANNEX")

or any entity of which any the foregoing is the direct or indirect general partner or for which any of the foregoing otherwise has the authority to act (collectively with FOUNDERS, FRC, FRPL, FRML, GP XIII, GP XII, GP XI, OFFSHORE XI, FR HORIZON, GP X, OFFSHORE X, FREI, FREI II, CLEM, CLEM II, DGE III, and ANNEX the "First Reserve Entities"), with full power and authority to do and perform each and every act necessary, as fully as I might do if personally present, to accomplish and complete the following acts or transactions:

1. With respect to any entity in which any First Reserve Entities have an investment (each a "Company"), sign on my behalf, any and all filings (including filings with the Securities and Exchange Commission), agreements, notices or documents arising from, or related to any Company, including, (a) any holdings or investments of any First Reserve Entities in any Company; and (b) any holdings or investments of mine in any Company.

2. Seek or obtain, as my representative and on my behalf, from any third party, including brokers, employee benefit plan administrators and trustees, information on transactions involving any Company or the securities of any Company, and I hereby authorize any such persons to release any such information to either attorney-in-fact designated hereunder and approve and ratify any such release of information; and

3. Perform any and all other acts which in the discretion of either such attorney-in-fact are necessary or desirable for and on my behalf in connection with the foregoing.

I acknowledge that:

(a) this Power of Attorney authorizes, but does not require, either such attorney-in-fact to act in his or her discretion on information provided to either such attorney-in-fact without independent verification of such information;

(b) any documents prepared and/or executed by either such attorney-in-fact on my behalf pursuant to this Power of Attorney will be in such form and will contain such information and disclosure as either such attorneys-in-fact, in his or her discretion, deems necessary or desirable;

(c) neither such attorney-in-fact nor any Company assumes (i) any liability for my responsibility to comply with the requirements of any law or regulation, including without limitation the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act of 1934, as amended (the "Exchange Act"), or (ii) any liability of mine for any failure to comply with such requirements; and

(d) this Power of Attorney does not relieve me from responsibility for compliance with my obligations under any law or regulation, including without limitation the requirements under the Securities Act and the Exchange Act.

I hereby give and grant ANNE E. GOLD and/or ROBERT J. GALLAGHER, in the capacity set forth above, full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as I might or could do if present, hereby ratifying all that either such attorney-in-fact of, for and on my behalf, shall lawfully do or cause to be done by virtue of this Power of Attorney.

[Remainder of Page Intentionally Blank]

CUSIP No. G5315B107	SCHEDULE 13G	Page 21 of 21 Pages

This POWER OF ATTORNEY shall remain in effect until revoked and shall not be affected by disability of the Principal.

EXECUTED this 8th Day of December, 2016

/s/ William E. Macaulay

STATE OF CONNECTICUT)

)SS. Greenwich

COUNTY OF FAIRFIELD)

The foregoing instrument was acknowledged before me this 8th day of December, 2016, by William E. Macaulay, the Principal.

Witness my hand and official seal: Wendy Chauncey, Notary /s/ Wendy Chauncey

My commission expires: October 31, 2017

/s/ Anne E. Gold

Specimen Signature of Agent-Attorney

Anne E. Gold

/s/ Robert J. Gallagher

Specimen Signature of Agent-Attorney

Robert J. Gallagher